

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

May 30, 2008

Max Weissengruber
President
Freshwater Technologies, Inc.
30 Denver Crescent, Suite 200
Toronto, Ontario
Canada M2J 1G8

> **Re:** **Freshwater Technologies, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed April 30, 2008**
> **File No. 333-140595**

Dear Mr. Weissengruber:

We have reviewed your amendment and response letter filed on May 21, 2008 and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter.

Plan of Operation, page 32

1. We have reviewed your response to comment 1 in our letter dated May 14, 2008. Please address the following items:

    - It is our understanding that your water activation products are supplied by ELCE International Inc. and your water purification products are supplied by R-Can Environmental Inc. If our understanding is correct, please revise your filing to clearly indicate that you have never acquired inventory from R-Can and, as indicated in your response, do not plan on doing so going forward. In this regard, please also clarify why your response indicates you do <u>not</u> plan on acquiring water purification products going forward when you specify later in the response that you <u>will</u> purchase R-can products based on future purchase orders from customers.

- Please tell us and revise your filing to discuss the differences between the inventory you recently wrote off and, assuming you receive the necessary financing, the inventory you intend to purchase from your primary suppliers going forward. If the products are the same or similar, please clarify why you intend to purchase inventory similar to products recently considered having no value.

Financial Statements, page 43

2.   Please update your financial statements for the quarterly period ended March 31, 2008 to comply with Rule 3-12 of Regulation S-X.

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You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or in his absence James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Kari Richardson, Esq.
      Clark Wilson LLP
      Fax: (604) 687-6314